Exhibit 99.1

TurboGen to Engage Former New York City Mayor Eric Adams to Expand the Company’s Global Market Access and Support Commercialization

Eric Adams to join TurboGen’s Advisory Board

PETAH TIKVA, ISRAEL, Sept. 09, 2026 (GLOBE NEWSWIRE) — TurboGen Ltd. (“TurboGen” or the “Company”), a developer and manufacturer of multi-fuel microturbines for distributed power generation, today announced that it has entered into a strategic business consulting and development agreement (the “Agreement”) with a strategic group including Former New York City Mayor Eric Adams (the “Strategic Group”).

This strategic collaboration is designed to support TurboGen’s next phase of growth in the United States and internationally by expanding the Company’s access to strategic customers and partners, strengthening its business development capabilities, and creating new commercial opportunities for its distributed power-generation technology, addressing a critical need for resiliency and decentralized power generation.

Under the terms of the Agreement, Eric Adams will join TurboGen’s Advisory Board, providing strategic guidance and supporting the Company’s business development and market-access initiatives. Mr. Adams is also expected to assist with strategic introductions and represent TurboGen in U.S. media and other external forums.

“We are very pleased to welcome Mayor Eric Adams and the Strategic Group to TurboGen,” said Yaron Gilboa, Chief Executive Officer of TurboGen. “We believe their decision to collaborate with us and their confidence in our technology and vision represent an important milestone for the Company. We believe their experience, relationships, and market access can significantly enhance our ability to accelerate commercial development in the United States and internationally.”

Expanding Global Market Access

Under the Agreement, the Strategic Group will work with TurboGen to identify, develop, and facilitate relationships with potential customers, distributors, strategic counterparties, and other business partners.

This collaboration is intended to create new commercial opportunities for TurboGen’s multi-fuel microturbine systems across multiple applications, including commercial and residential buildings, hotels, nursing homes, data centers, and other distributed and off-grid energy applications.

Mr. Adams previously served as the 111th Mayor of New York City from 2022 to 2025 and as Brooklyn Borough President from 2013 to 2021. His background includes extensive experience in public leadership, economic development, stakeholder engagement, and building relationships across the public and private sectors.

“This collaboration goes beyond traditional business development,” added Yaron Gilboa. “We see it as an opportunity to build a long-term strategic platform for TurboGen’s international growth. Having Eric Adams join our Advisory Board, together with the capabilities and relationships of the Strategic Group, strengthens our ability to connect our technology with customers, partners, and strategic stakeholders around the world.”

“I am joining Turbogen’s Advisory Board because I found a company addressing a critical need for resiliency and decentralized power generation, with technology that has significant potential across multiple markets in North America and beyond,” said Eric Adams. “Generating power where it is needed, with fuel flexibility and applications ranging from data centers to residential and commercial buildings, makes Turbogen stand out to me. I believe there is a substantial opportunity to bring this technology to a much wider customer base, and I look forward to helping the Company build the relationships that can turn that potential into massive growth.”

About TurboGen Ltd.

TurboGen Ltd. develops and manufactures multi-fuel microturbines for distributed power generation, that are scalable and have a small footprint. The Company’s technology is designed to provide flexible power-generation solutions for a range of applications, including commercial and residential buildings, hotels, nursing homes, data centers, and off-grid energy consumers.

For more information, please visit: https://turbogenchp.com/

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, TurboGen is using forward looking statements in this press release when it discusses the potential benefits of its strategic collaboration with the Strategic Group, including expanded business development capabilities, increased market access, potential strategic introductions, future commercial opportunities, and the anticipated contribution of Eric Adams as a member of TurboGen’s Advisory Board. Because such statements deal with future events and are based on TurboGen’s current expectations, they are subject to various risks and uncertainties, and any actual results, performance, or achievements of TurboGen could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission (the “SEC”) on March 12, 2026 and as later amended or supplemented. Copies are available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Communication Contact:

IR@turbogenchp.com

IR Contact:

IR@turbogenchp.com